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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

and Exchange Commission
Trading and Markets

MAR 06 2017

RECEIVED

SEC FILE NUMBER
8-67786

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lazard Middle Market LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 South Eighth Street, Suite 2700
(No. and street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Pecha **(612) 371-6533**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 South Sixth Street, Suite 2800	**Minneapolis**	**MN**	**55402-1538**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Kyle A. Pecha, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Lazard Middle Market LLC (the "Company") as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kyle A. Pecha
Vice President and Controller

SEC
Mail Processing
Section

MAR 06 2017

Washington DC
406

Subscribed to before me this 28th day of February, 2017.

Joan Robey
Notary Public

JOAN T ROBEY
Notary Public
Minnesota
My Commission Expires January 31, 2020

LAZARD MIDDLE MARKET LLC

(SEC I.D. No. 8-67786)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17z-5(e)(3)
Under the Securities Exchange Act of 1934
As a **Public Document**.

Deloitte.

Deloitte & Touche LLP
50 South 6th Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
Lazard Middle Market LLC:

We have audited the accompanying statement of financial condition of Lazard Middle Market LLC (a wholly owned subsidiary of Goldsmith, Agio, Helms, & Lynner, LLC) (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lazard Middle Market LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

LAZARD MIDDLE MARKET LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$32,426,537
ACCOUNTS RECEIVABLE, Net	6,960,884
DUE FROM AFFILIATES	365,998
FIXED ASSETS, Net	191,394
PREPAID AND OTHER ASSETS	541,211
TOTAL	$40,486,024

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued salaries, bonuses, and related expenses	$17,908,573
Due to affiliates	3,939,965
Accounts payable and accrued expenses	827,315
Other liabilities	430,787
Total liabilities	23,106,640
MEMBER'S EQUITY — Member's equity	17,379,384
TOTAL	$40,486,024

See notes to financial statements.

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Lazard Middle Market LLC (the "Company") is a registered securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings, primarily in the private capital markets. The Company does not execute customer securities transactions and, therefore, does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co. LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd, a publicly held company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company defines cash and cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased.

Revenue Recognition — Investment banking revenue is recognized when earned, through monthly or upfront consulting fees, advisory fees, and accomplishment fees. Monthly consulting fees are recognized in the period in which they cover, while upfront consulting fees are recognized over the initial term of the engagement agreement. Advisory fees are recognized upon completion of a project or assignment. Accomplishment fees from facilitating the sale of customers' businesses or business units, financing, transactions, and buy-side transactions are recognized upon the closing of a transaction.

Restructuring transactions involve either a distressed company or a company that has filed for bankruptcy. Revenue from restructuring transactions includes consulting fees, advisory fees, and accomplishment fees and is recognized when earned, similar to investment banking fees.

Accounting Pronouncement Issued Not Yet Effective - Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most current revenue recognition guidance. The standard is effective for public entities for annual and interim periods beginning after December 15, 2017. Early adoption is not permitted. The Company is still evaluating the impact that this standard may have on its revenue policy and financial reporting. With the exception of the pending adoption of these standard, we do not anticipate that application of recently issued, but not yet effective, accounting pronouncement will have significant effects on future financial reporting.

Operating Expenses — The Company records operating expenses (compensation and benefits, executive management service charge, occupancy, professional services, marketing and business development, technology and information services, and other) when incurred relating to services

provided in facilitating the operations of the Company, including the cost of services provided by affiliates as discussed in Note 7.

Income Taxes — As a single-member limited liability company, the Company is a disregarded limited liability company for tax purposes and, therefore, does not pay corporate income taxes. Therefore, the Company has not recorded a provision for income taxes in the statement of operations.

Fixed Assets, Net — Fixed assets are stated at historical cost. The estimated useful life of equipment and furniture ranges from three to seven years and is depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life using the straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in the statement of operations. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

Accounts Receivable, Net — Accounts receivable, net consists of investment banking fees, restructuring advisory fees and reimbursable expenses, net of an estimate for uncollectable accounts of $139,206 as of December 31, 2016 which consists of restructuring advisory fees of $100,000 and $39,206 of reimbursable expenses. The Company records an allowance for doubtful accounts on specific receivable balances when a loss is probable.

Prepaid and Other Assets — Prepaid and other assets consist primarily of unamortized amounts of prepayments of services and insurance premiums as well as compensation expense related to deferred revenue.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE MEASUREMENT

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels, described as follows:

Level 1 — Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2 — Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in nonactive markets; assets valued based on net asset value (NAV) redeemable at the measurement date or

within the near term without redemption restrictions; or inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3 — Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose volume and level of trading activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis, as well as assets valued based on NAV that are not redeemable within the near term.

Cash equivalents consist of money market funds held with Citibank, N.A., which are carried at fair value on a recurring basis as determined by quoted NAV. The money market funds of $32,345,932 are concluded to be Level 1 as of December 31, 2016.

There were no transfers between fair value levels during 2016.

4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1. The Company has maintained its net capital above SEC-required levels at all times. At December 31, 2016, the Company had net capital as defined by Rule 15c3-1 of $23,852,580, which exceeds its required net capital of $528,469 by $23,324,111. The Company's percentage of aggregate indebtedness to net capital was 33.23% at December 31, 2016.

5. EXEMPTION

The Company claims exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements and is not subject to the possession or control requirements.

6. FIXED ASSETS

As of December 31, 2016, the Company had the following fixed assets:

Computer equipment	$ 156,131
Furniture and equipment	375,992
Capital lease equipment	182,445
Leasehold improvements	826,665
Total fixed assets	1,541,233
Less accumulated depreciation and amortization	1,349,839
Fixed assets, net	$ 191,394

7. TRANSACTIONS WITH AFFILIATES

As of December 31, 2016, the Company had receivables due from the following affiliates:

Lazard Asia (Hong Kong) Limited	$ 314,777
Parent	51,221
Total	$ 365,998

As of December 31, 2016, the Company had payables due to the following affiliates:

Lazard Group LLC	$ 2,493,538
Lazard Freres	814,548
Lazard Stategic Coordination Co., LLC	590,655
Lazard Freres SAS	41,063
Lazard Acesores Financieros, S.A.	161
Total	$ 3,939,965

Reveivables due from Lazard Asia (Hong Kong) Limited relate to investment banking fees jointly earned by the Company and the affiliate.

Payables due to Lazard Group LLC primarily relate to Restricted Stock Unit ("RSU") award recharge expense.

Payables due to Lazard Freres primarily relate to investment banking and restructuring advisory fees jointly earned by the Company and the affiliate.

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company

The Company also pays a monthly executive management fee to Lazard Strategic Coordination Co., LLC ("LSCC"), a wholly owned subsidiary of Lazard Group LLC. The management fee represents an allocation of global operating costs and management support services. The allocation is based on revenue and headcount.

8. MAJOR CUSTOMERS

In 2016, the Company had five customers that provided 29% of total revenues.

9. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Operating Leases — The Company leases an office facility in Charlotte, North Carolina, under an operating lease arrangement. Future minimum payments for the noncancelable operating lease as of December 31, 2016, are as follows:

Years Ending December 31	Operating Lease
2017	$ 118,760
2018	122,340
2019	126,014
2020	43,050
Net minimum lease payments	$ 410,164

As disclosed in Note 7, the Company occupies additional office space leased by its affiliates and pays for the actual space used through its management agreement.

Compensation and Benefits — The Company has a qualified 401(k) profit-sharing plan (the "Plan") in which substantially all of the employees of the Company meeting certain service requirements are eligible to participate.

For the year ended December 31, 2016, the Company has accrued discretionary bonuses of $15,179,602 which are payable to employees for services completed during the year based on both performance and revenue-generating activities. The Company also recognized a prepaid asset in the amount of $250,748 for deferred compensation as it relates to those amounts of upfront consulting fee revenue that is unrealized as of December 31, 2016.

As part of the Company's overall compensation plan, certain employees are awarded shares of Lazard Ltd. stock in the form of RSU's which vest over a defined period of time. The Company is charged with an expense from Lazard Group LLC over the vesting period.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2016, through the date these financial statements were issued.

The Company has determined that there were no subsequent events or transactions that would require recognition or disclosure in these financial statements.